[Grupo Financiero Galicia Logo]

FOR IMMEDIATE RELEASE



For more information contact:

Jose Luis Gentile
Chief accounting officer
Telefax: (5411) 4343-7528
jlgentile@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com



           GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
                   ITS THIRD QUARTER ENDED SEPTEMBER 30, 2002


     >> (Buenos Aires, Argentina, December 30, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia") ( Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of fiscal year 2002, ended September 30, 2002.


Net loss for the quarter ended September 30, 2002

     >> Net loss for the third quarter ended September 30, 2002, was Ps. 379.5 million. This represents earnings per share for the period of Ps. 0.347, equivalent to Ps. 3.474 per ADS, taking into account the total number of shares outstanding as of September 2002. These results were mainly generated by those of Banco Galicia which has continued to be the main source of the company's results.

     >> Grupo Galicia's financial statements for and as of September 30, 2002, have been restated for inflation by using the Wholesale Price Index
          (IPIM) published by the National Bureau of Statistics and Census (INDEC), in accordance with Argentine Central Bank's Communique "A" 3702, Resolution No.240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No.415/02 from the National Securities Commission. In order to facilitate comparison, prior periods' amounts shown in the tables and exhibits were restated in constant pesos of September 30, 2002, by using the Wholesale Price Index (IPIM).

     >> Tables below show results per share information, based on Grupo Galicia's financial statements.

                                                       In constant pesos of September 30, 2002
----------------------------------------------------------------------------------------------
                                         FY 2002        FY 2001         nine months ended at:
Earnings per Share                      -----------------------       -----------------------
                                        09/30/02       09/30/01       09/30/02       09/30/01
----------------------------------------------------------------------------------------------

Total Average Shares (in thousands)     1,092,407      1,092,407      1,092,407      1,092,407
     Book Value per Share                   1.865          2.884          1.865          2.884
     Book Value per ADS (*)                18.650         28.840         18.650         28.840
     Earnings per Share (**)               (0.347)         0.071         (0.993)         0.270
     Earnings per ADS (*)                  (3.474)         0.710         (9.930)         2.700
----------------------------------------------------------------------------------------------

Third quarter figures were adjusted by using an index of 2.2169
(*)  1 ADS = 10 ordinary shares
(**) Nine month results including the absorption

     >>   Grupo  Galicia's  third  quarter net income  represents  an annualized
          return  of  (6.37%)  on  average   assets  and   (69.17%)  on  average
          shareholders' equity.

----------------------------------------------------------------------------------------------
                                         FY 2002        FY 2001         nine months ended at:
Profitability                           -----------------------       -----------------------
                                        09/30/02       09/30/01       09/30/02       09/30/01
----------------------------------------------------------------------------------------------

Return on Average Assets (*)(1)            (6.37)         1.08           (6.72)          1.30
Return on Average Shareholders
  Equity(*)(2)                            (69.17)         9.92          (55.00)         12.92
----------------------------------------------------------------------------------------------

(*)  Annualized
(1) According to Central Bank's Communiques "A" 3703 and "A" 3800, Return on Average Assets for the third quarter, 2002, was (5.76)%.
(2) According to Central Bank's Communiques "A" 3703 and "A" 3800, Return on Average Shareholders' Equity for the third quarter, 2002, was (62.26)%.

     >> Table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's information by subsidiary. The "Profit (loss) from Sudamericana Holding" line includes the company's results as of June 2002 and the company's goodwill amortization. The "Profit (loss) from Galicia Warrants" line includes the company's results as of July 2002 and the company's goodwill amortization The "Other Income GFG" line includes financial results, and losses due to inflation exposure.

                          In millions of September 30, 2002 constant pesos
--------------------------------------------------------------------------------------------------------
                                                              FY 2002             Nine months ended at
Net Income by Business                                 -----------------------    ----------------------
                                                         3rd Q        2nd Q      09/30/2002   09/30/2001
--------------------------------------------------------------------------------------------------------

Income from stake in Banco Galicia (93.58%)              (355.64)    (111.20)     (2,473.64)     300.37
Profit (loss) from "Net Investment" (87.5%)                (0.51)      (4.22)         (5.12)      (2.41)
Profit (loss) from "Sudamericana Holding" (87.5%)          (3.03)      (1.39)         (1.19)      (5.14)
Profit (loss) from "Galicia Warrants" (87.5%)              (0.25)      (0.76)         (1.17)      (0.25)
Other Income GFG                                          (18.55)      49.20          19.58        1.95
Income tax                                                 (1.56)      (0.63)         (2.19)          -
Net Income for the period                                (379.54)     (69.00)     (2,463.73)     294.52
--------------------------------------------------------------------------------------------------------
Absorption "AD-REFERENDUM" of the Shareholders'
  Meeting (Com "A" 3800 - BCRA)                            38.12    1,340.32       1,378.44
Net Income after the absorption                          (341.42)   1,271.32      (1,085.29)     294.52
--------------------------------------------------------------------------------------------------------

CONFERENCE CALL

On Thursday, January 2 at 11.00 A.M. Eastern Standard Time (1.00 P.M. Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is : (719) 457 2621

If you are unable to participate in the call, a replay will be available from Friday, January 3 at 2:00 PM Eastern Standard Time until Saturday, January 4 at 12:00 PM Eastern Standard Time, dialing (719) 457 0820, passcode: 168272.

Grupo Financiero Galicia S.A.

Figures in this table were restated in constant pesos as of September 2002 by using an index of 1.13078, 1.64727 and 2.2169 for June, 2002, March 2002, and for the prior quarters respectively

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

-----------------------------------------------------------------------------------------------------------------
                                             09/30/02       06/30/02       03/31/02       12/31/01       09/30/01
-----------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                         464.3          576.4          453.0        1,146.8        2,282.2

GOVERNMENT AND CORPORATE SECURITIES           4,357.4        2,304.8          527.1          288.0        1,837.7

LOANS                                        10,103.9       10,990.4       16,517.4       20,229.9       19,205.6

OTHER RECEIVABLES RESULTING FROM FINANCIAL
BROKERAGE                                     8,103.2       12,184.8       11,251.7        3,856.5        4,740.7

EQUITY IN OTHER COMPANIES                        87.9           91.6           92.4          150.5          164.0

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                         1,111.0        1,221.8        1,273.8        1,363.4        1,201.5

OTHER ASSETS                                    388.5          477.0          602.8        1,012.4          915.7

TOTAL ASSETS                                 24,616.2       27,846.8       30,718.2       28,047.5       30,347.4

DEPOSITS                                      5,610.7        6,037.0        8,874.7       13,585.1       18,851.0
- Non-Financial Government Sector                 3.6            5.4            8.7           25.5          270.9
- Financial Sector                                2.1            1.5            4.6           39.0            8.9
- Non-Financial Private Sector and
  Residents Abroad                            5,605.0        6,030.1        8,861.4       13,520.6       18,571.2
  - Current Accounts                            858.3          829.0        2,609.6        1,875.9        2,291.3
  - Savings Accounts                            331.3          487.9        1,023.9        3,260.4        1,964.4
  - Time Deposits                             1,766.8        1,848.7          541.5        6,979.0       13,045.9
  - Investment Accounts                           0.0            0.0            0.0          178.7          551.4
  - Other                                     1,923.9        2,320.5        4,465.3        1,094.0          510.9
  - Accrued interest and quotation
    differences payable                         724.7          544.0          221.1          132.6          207.3

OTHER BANKS AND INTERNATIONAL ENTITIES        3,755.9        4,520.5        5,320.5        2,021.6        2,025.2

NEGOTIABLE OBLIGATIONS                        2,082.6        1,939.2        2,388.5        1,860.4        2,062.2

OTHER LIABILITIES                            11,038.4       12,861.7       11,493.0        7,197.2        3,994.0

MINORITY INTERESTS                               91.4          109.8          185.6          260.7          264.1

TOTAL LIABILITIES                            22,579.0       25,468.2       28,262.3       24,925.0       27,196.5

SHAREHOLDERS' EQUITY                          2,037.2        2,378.6        2,455.9        3,122.5        3,150.9

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)                       7.03          18.97           9.68          (0.84)         (0.76)
Wholesale Price Index (%)(**)                   13.08          45.68          34.28          (3.09)         (1.24)
C.E.R. (%)(**)                                   9.77          19.22           4.81           0.00           0.00
Exchange Rate ($/U$S)(***)                     3.7267            3.8            3.0            1.0            1.0

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter.

Grupo Financiero Galicia S.A.
Figures in this table were restated in constant pesos as of September 2002 by using an index of 1.13078, 1.64727 and 2.2169 for June, 2002, March, 2002, and
for the prior quarters respectively.
SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

-----------------------------------------------------------------------------------------------------------------
Quarter ended:                               09/30/02       06/30/02       03/31/02       12/31/01       09/30/01
-----------------------------------------------------------------------------------------------------------------
FINANCIAL INCOME                              1,144.2        2,838.4        1,105.6          696.4        1,065.7
- Interest on Cash and Due from Banks             0.3            0.1            0.5            4.4           13.1
- Interest on Loans to the Financial Sector      34.9           17.6            5.8           20.0           33.3
- Interest on Overdrafts                        (40.0)          58.5           30.0           74.0           64.7
- Interest on Notes                              14.3           14.1           55.2          281.8          456.0
- Interest on Mortgage Loans                     11.1           18.2           60.0          122.2          108.8
- Interest on Pledge Loans                        2.1           12.6           11.0           23.7           23.3
- Interest on Credit Card loans                  38.8           28.2           81.5          108.0           90.9
- Interest on Other Loans                        22.5           23.1           51.4           90.9           87.1
- On Other Receivables Resulting from
  Financial Brokerage                            69.8           83.2           26.4           24.8           37.7
- Net Income from Government and Corporate
  Securities                                    163.9          230.9          169.8         (139.9)         118.4
- Net Income from Guaranteed Loans-Decree
  1387/01                                        76.2          100.0          120.3           71.8            0.0
- Adjustment by application of adjusting
  index                                         886.0        1,581.4          469.1            0.0            0.0
- Other                                        (135.7)         670.5           24.6           14.7           32.4

FINANCIAL EXPENSES                            1,109.5        1,037.9        1,758.7          591.3          562.7
- Interest on Demand Accounts Deposits            9.9            3.8            1.5           21.9           22.2
- Interest on Saving Accounts Deposits            0.6           (0.3)           2.8            6.3            6.7
- Interest on Time Deposits                      74.3           43.1           74.6          383.6          353.6
- Interest on Loans from Financial Sector        (8.5)           0.5           19.4            7.5            4.0
- For other Liabilities resulting from
  Financial Brokerage                            68.2          128.5          191.1          103.8           99.3
- Other interest                                667.7          608.8          122.7           18.4           35.0
- Net income/(loss) on options                    0.3            0.0            0.0            0.2            0.2
- Adjustment by application of adjusting
  index                                         442.9          955.1          287.6            0.0            0.0
- Other                                        (145.9)        (701.6)       1,059.0           49.6           41.7

GROSS BROKERAGE MARGIN                           34.7        1,800.5         (653.1)         105.1          503.0

PROVISIONS FOR LOAN LOSSES                      233.8          872.3          194.9          399.9          295.1

INCOME FROM SERVICES, NET                        82.3           56.0          158.0          246.5          223.7

MONETARY LOSS FROM FINANCIAL INTERMEDIATION    (499.1)        (637.6)        (446.4)           0.0            0.0

ADMINISTRATIVE EXPENSES                         214.8          191.5          262.1          372.5          334.0
- Personnel Expenses                            122.4           87.9          130.0          180.2          171.4
- Directors' and Syndics' Fees                    0.3            0.5            1.8           (2.4)           9.5
- Other Fees                                      4.5            5.2            6.3           11.5            6.9
- Advertising and Publicity                       2.5            2.8            4.6           16.2           11.5
- Taxes                                           8.2           11.1           16.1           33.5           17.3
- Other Operating Expenses                       70.1           71.8           87.0          107.3           91.8
- Other                                           6.8           12.2           16.4           26.2           25.6

MONETARY GAIN FROM OPERATING EXPENSES             1.8            8.7           10.9            0.0            0.0

MINORITY INTEREST                                19.3           81.2          274.3            5.1           (7.3)

INCOME FROM EQUITY INVESTMENTS                   (0.9)         551.4         (621.2)          14.9           (6.2)

NET OTHER INCOME                                197.7         (702.6)        (102.5)         381.4            8.4

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS      214.2         (134.5)        (166.7)           0.0            0.0

INCOME TAX                                      (19.1)          28.3           11.5            8.9           15.1

NET INCOME BEFORE THE ABSORPTION               (379.5)         (69.0)      (2,015.2)         (28.3)          77.4

ABSORPTION "AD-REFERENDUM" OF THE
SHAREHOLDERS' MEETING                            38.1        1,340.3            0.0            0.0            0.0

NET INCOME AFTER THE ABSORPTION                (341.4)       1,271.3       (2,015.2)         (28.3)          77.4

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).